Bangkok Bank
ธนาคารกรุงเทพ


05005257

January 20, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2004 unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

Audit and Control Division
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

Summary Statement of Assets and Liabilities *

As of 31 December, 2004

ASSETS	Baht
Cash	30,455,876,023.23
Interbank and money market items	129,407,953,303.22
Securities purchased under resale agreements	32,030,000,000.00
Investment in securities, net (with obligations Baht 153,980,392,000.00)	305,751,776,486.27
Credit advances (net of allowance for doubtful accounts)	823,574,435,337.11
Accrued interest receivables	1,202,111,540.36
Properties foreclosed, net	32,077,907,961.34
Customers' liabilities under acceptances	880,659,148.40
Premises and equipment, net	29,339,151,356.58
Other assets	15,215,132,725.89
Total Assets	1,399,935,003,882.40
Customers' liabilities under unmatured bills	11,324,071,472.02
Total	1,411,259,075,354.42
LIABILITIES	
Deposits	1,186,111,453,208.17
Interbank and money market items	33,169,815,536.26
Liabilities payable on demand	4,036,962,120.25
Securities sold under repurchase agreements	-
Borrowings	38,429,122,170.63
Bank's liabilities under acceptance	880,659,148.40
Other liabilities	22,341,087,853.02
Total Liabilities	1,284,969,100,036.73
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	62,842,577,523.28
Other reserves and profit and loss account	33,034,897,382.39
Total Shareholders' Equity	114,965,903,845.67
Total Liabilities and Shareholders' Equity	1,399,935,003,882.40
Bank's liabilities under unmatured bills	11,324,071,472.02
Total	1,411,259,075,354.42

Non-Performing Loans for the quarter ended December 31, 2004	
(16.88% of total loans before allowance for doubtful accounts)	158,675,665,082.93
Required provisioning for loan loss for the quarter ended December 31, 2004	75,458,152,764.72
Actual allowance for doubtful accounts	109,422,896,625.94
Loans to related parties	31,461,228,357.36
Loans to related asset management companies	9,112,960,000.00
Loans to related parties due to debt restructuring	46,959,822,427.47
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	13,164,183,450.00
Legal capital fund	125,883,073,101.82
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	14,037,437,931.84
Total liabilities	107,111.63
Significant contingent liabilities	
Avals to bills and guarantees of loans	12,978,788,166.10
Letters of credit	29,432,034,958.07



* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unaudited" As at December 31, 2004	"Audited" As at December 31, 2003	Increase(Decrease)	Unit : Baht %
Assets				
Cash	30,455,876,023	28,239,949,393	2,215,926,630	7.8
Interbank and money market items	129,407,953,304	113,357,615,135	16,050,338,169	14.2
Securities purchased under resale agreements	32,030,000,000	77,094,000,000	(45,064,000,000)	(58.5)
Investment in securities, net	305,751,776,486	355,751,445,271	(49,999,668,785)	(14.1)
Loans	932,940,377,735	848,858,840,522	84,081,537,213	9.9
Accrued interest receivables	1,202,111,540	1,032,342,856	169,768,684	16.4
Less Allowance for doubtful accounts and for debt restructuring	(109,365,942,398)	(135,378,952,847)	26,013,010,449	19.2
Properties foreclosed, net	32,077,907,961	26,007,863,872	6,070,044,089	23.3
Customers' liabilities under acceptances	880,659,148	1,139,411,676	(258,752,528)	(22.7)
Premises and equipment, net	29,339,151,357	29,878,803,771	(539,652,414)	(1.8)
Other assets	15,215,132,726	12,867,658,337	2,347,474,389	18.2
Total Assets	1,399,935,003,882	1,358,848,977,986	41,086,025,896	3.0
Liabilities				
Deposits	1,186,111,453,208	1,114,909,898,006	71,201,555,202	6.4
Interbank and money market items	33,169,815,536	38,166,283,047	(4,996,467,511)	(13.1)
Liabilities payable on demand	4,036,962,120	6,743,281,614	(2,706,319,494)	(40.1)
Borrowings	38,429,122,171	77,622,827,575	(39,193,705,404)	(50.5)
Bank's liabilities under acceptances	880,659,148	1,139,411,676	(258,752,528)	(22.7)
Other liabilities	22,341,087,853	18,038,746,830	4,302,341,023	23.9
Total liabilities	1,284,969,100,036	1,256,620,448,748	28,348,651,288	2.3
Shareholders' Equity				
Paid-up share capital	19,088,428,940	19,088,428,940	-	0.0
Reserves and net profit after appropriation	62,842,577,523	49,636,815,878	13,205,761,645	26.6
Other reserves and profit and loss account	33,034,897,383	33,503,284,420	(468,387,037)	(1.4)
Total Shareholders' Equity	114,965,903,846	102,228,529,238	12,737,374,608	12.5
Total Liabilities and Shareholders' Equity	1,399,935,003,882	1,358,848,977,986	41,086,025,896	3.0

ㄲ

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED DECEMBER 31, 2004 AND SEPTEMBER 30, 2004

(UNAUDITED)

Unit : Baht

		DECEMBER 31, 2004	SEPTEMBER 30, 2004	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		10,136,633,009	8,877,310,844	1,259,322,165	14.2
Interest on interbank and money market items		890,838,284	619,109,137	271,729,147	43.9
Investments		2,315,254,554	2,447,972,440	(132,717,886)	(5.4)
Total interest and dividend income		13,342,725,847	11,944,392,421	1,398,333,426	11.7
Interest expenses					
Interest on deposits		2,562,355,084	2,488,365,209	73,989,875	3.0
Interest on interbank and money market items		146,074,478	90,178,525	55,895,953	62.0
Interest on borrowings		956,625,495	930,156,872	26,468,623	2.8
Total interest expenses		3,665,055,057	3,508,700,606	156,354,451	4.5
Net interest and dividend income		9,677,670,790	8,435,691,815	1,241,978,975	14.7
Bad debt and doubtful accounts					
and loss on debt restructuring		938,652,429	1,170,050,779	(231,398,350)	(19.8)
Non-interest income					
Gain on investments, net		1,254,833,269	(382,484,779)	1,637,318,048	428.1
Fees and service income		3,209,849,586	3,120,598,262	89,251,324	2.9
Gain on exchange, net		639,876,505	631,224,583	8,651,922	1.4
Other income		23,931,957	783,735,632	(759,803,675)	(96.9)
Total non-interest income		5,128,491,317	4,153,073,698	975,417,619	23.5
Non-interest expenses					
Personnel expenses		2,567,851,670	2,117,487,085	450,364,585	21.3
Premises and equipment expenses		1,222,919,922	1,222,500,025	419,897	0.0
Taxes and duties		584,059,690	497,575,949	86,483,741	17.4
Fees and service expenses		1,059,376,372	546,574,720	512,801,652	93.8
Contributions to the Financial Institutions					
Development Fund		1,089,698,739	1,089,698,739	-	-
Other expenses		1,968,640,385	1,311,969,966	656,670,419	50.1
Total non-interest expenses		8,492,546,778	6,785,806,484	1,706,740,294	25.2
Income before income tax		5,374,962,900	4,632,908,250	742,054,650	16.0
Income tax expenses		-	-	-	
Net income		5,374,962,900	4,632,908,250	742,054,650	16.0
Earnings per share	**Baht**	2.81	2.43	0.38	15.6
Weighted average number of					
ordinary shares	**Shares**	1,908,711,239	1,908,697,325	13,914	0.0

14

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

(UNAUDITED)

Unit : Baht

		2004	2003	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		35,255,909,670	32,473,669,094	2,782,240,576	8.6
Interest on interbank and money market items		2,844,165,524	3,505,511,825	(661,346,301)	(18.9)
Investments		10,145,541,793	12,093,620,659	(1,948,078,866)	(16.1)
Total interest and dividend income		48,245,616,987	48,072,801,578	172,815,409	0.4
Interest expenses					
Interest on deposits		9,952,708,730	13,085,246,529	(3,132,537,799)	(23.9)
Interest on interbank and money market items		444,593,919	402,047,169	42,546,750	10.6
Interest on borrowings		5,137,855,596	10,032,171,286	(4,894,315,690)	(48.8)
Total interest expenses		15,535,158,245	23,519,464,984	(7,984,306,739)	(33.9)
Net interest and dividend income		32,710,458,742	24,553,336,594	8,157,122,148	33.2
Bad debt and doubtful accounts					
and loss on debt restructuring		4,170,737,388	4,732,572,962	(561,835,574)	(11.9)
Non-interest income					
Gain on investments, net		1,334,762,360	5,474,275,355	(4,139,512,995)	(75.6)
Fees and service income		12,207,125,358	11,721,790,826	485,334,532	4.1
Gain on exchange, net		2,586,025,900	2,665,089,218	(79,063,318)	(3.0)
Other income		1,712,684,027	963,551,207	749,132,820	77.7
Total non-interest income		17,840,597,645	20,824,706,606	(2,984,108,961)	(14.3)
Non-interest expenses					
Personnel expenses		8,902,828,094	8,440,513,300	462,314,794	5.5
Premises and equipment expenses		4,711,714,181	4,640,624,601	71,089,580	1.5
Taxes and duties		2,035,050,053	2,292,720,522	(257,670,469)	(11.2)
Fees and service expenses		3,186,161,446	2,919,636,107	266,525,339	9.1
Contributions to the Financial Institutions					
Development Fund		4,275,172,409	4,049,295,345	225,877,064	5.6
Other expenses		5,649,218,149	6,947,869,198	(1,298,651,049)	(18.7)
Total non-interest expenses		28,760,144,332	29,290,659,073	(530,514,741)	(1.8)
Income before income tax		17,620,174,667	11,354,811,165	6,265,363,502	55.2
Income tax expenses		-	-	-	
Net income		17,620,174,667	11,354,811,165	6,265,363,502	55.2
Earnings per share	**Baht**	9.23	7.69	1.54	20.0
Weighted average number of					
ordinary shares	**Shares**	1,908,601,652	1,477,183,777	431,417,875	29.2



Document no. 5

Summary of Financial Results for the Period ended December 31, 2004,

Bangkok Bank Public Company Limited

Overview

In 2004, Bangkok Bank recorded a net profit of Baht 17.6 billion, an increase of Baht 6.3 billion, or 55.2 percent, compared with 2003. The increase in the net profit is attributable to an increase in net interest and dividend income of Baht 8.2 billion, while non-interest expenses decreased by Baht 531 million and non-interest income decreased by Baht 3.0 billion.

In the fourth quarter of 2004, the Bank earned a net profit of Baht 5.4 billion, an increase of Baht 742 million or 16.0 percent compared with that in the previous quarter. The increase in the net profit is attributable to an increase in net interest and dividend income of Baht 1.2 billion, while non-interest income increased by Baht 975 million and non-interest expenses increased by Baht 1.7 billion.

The Bank's net loans as at the end of 2004 amounted to Baht 823.6 billion, increased by Baht 110.1 billion or 15.4 percent from the end of 2003. Total deposits amounted to Baht 1,186.1 billion, an increase of Baht 71.2 billion, or 6.4 percent

Important items on the balance sheet

Total assets as at December 31, 2004 amounted to Baht 1,399.9 billion, an increase of Baht 41.1 billion, or 3.0 percent, compared with December 31, 2003. Significant items for the period were as follows:

Cash as at December 31, 2004 amounted to Baht 30.5 billion, an increase of Baht 2.2 billion, or 7.8 percent.

Interbank and money market assets as of December 31, 2004 amounted to Baht 129.4 billion, an increase of Baht 16.1 billion, or 14.2 percent, from December 31, 2003, reflecting an increase in the Bank's deposits at other financial institutions.

Securities purchased under resale agreements amounted to Baht 32.0 billion, a decrease of Baht 45.1 billion from December 31, 2003. This was due to the Bank's liquidity management activities.

Net investments as of December 31, 2004 amounted to Baht 305.8 billion, a decrease of Baht 50.0 billion, or 14.1 percent, from that on December 31, 2003. Investments in debt instruments amounting to Baht 277.2 billion, a decrease of Baht 45.4 billion, due to sale of foreign securities. Investments in equities amounted to Baht 28.5 billion, a decrease of Baht 4.6 billion due to sale of some equity holdings.

Total loans as of December 31, 2004 amounted to Baht 932.9 billion, an increase of Baht 84.1 billion, or 9.9 percent, from December 31, 2003.

Total loan loss reserves amounted to Baht 109.4 billion, a decrease of Baht 26.0 billion compared with that on December 31, 2003.



ธนาคารกรุงเทพ
Bangkok Bank

As of December 31, 2004, the Bank had loans and accrued interest receivables, classified in accordance with the regulations announced by the Bank of Thailand dated August 23, 2004, in the categories of substandard to doubtful of loss amounting to Baht 158.7 billion compared to Baht 210.8 billion at the end of 2003, representing a decline of Baht 52.1 billion or 24.7 percent. Details of classification the loans and accrued interest receivable and the respective reserves are as follows:

(billion Baht)

	Loans and Accrued Interest Receivable*	**Loans and Accrued Interest Receivable, Net of Collateral Permitted by BOT ***	**% Reserves Required by BOT**	**Reserves ** according to BOT requirements**
1.1 Allowance for doubtful accounts from classified loans				
Normal	750.4	392.0	1	3.9
Special Mentioned	25.1	7.8	2	0.2
Substandard	19.8	6.4	20	1.3
Doubtful	53.9	27.5	50	13.7
Doubtful of Loss	85.0	36.2	100 +	38.6
Total	934.2	469.9		57.7
1.2 Revaluation allowance for debt restructuring				17.7
Total reserves according to BOT requirements (1.1 and 1.2)				75.4
Allowance established in excess of BOT requirements				34.0
Total allowance for doubtful accounts and revaluation allowance for debt restructuring				109.4

* Excluding interbank and money market items amounting to Baht 7.0 billion

** Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 56.9 million.

During 2004, the Bank restructured loans totalling Baht 90.2 billion. Non-performing loans (including interbank and money market items), defined as per the Bank of Thailand's regulations, as of December 31, 2004 amounted to Baht 158.7 billion or 16.9 percent of loans. This compares with the level of non – performing loans as at the end of 2003 of Baht 210.8 billion or 24.7 percent of loans.

	(billion Baht)
Non– performing loans (NPL)	158.7
Total loans used for NPL ratio calculation	939.9
NPL as percentage of total loans	16.9

Net foreclosed properties as of December 31, 2004, amounted to Baht 32.1 billion, an increase of Baht 6.1 billion, or 23.3 percent, from December 31, 2003 as the Bank continued to foreclosed on properties.

Total liabilities as of December 31, 2004, totaled Baht 1,285.0 billion, an increase of Baht 28.3 billion, or 2.3 percent, from December 31, 2003. Significant items were as follows:

Total deposits amounted to Baht 1,186.1 billion, an increase of Baht 71.2 billion, or 6.4 percent, from December 31, 2003.

Interbank and money market liabilities declined by Baht 5.0 billion, or 13.1 percent to Baht 33.2 billion.

Borrowings as of December 31, 2004 totaled Baht 38.4 billion, a decrease of Baht 39.2 billion, or 50.5 percent, from that on December 31, 2003, because sub-ordinated convertible debentures of Baht 9.8 billion matured in March 2004, and the Bank redeemed Baht 28.4 billion of its Capital Augmented Preferred Securities (CAPS) on April 2, 2004.

Net shareholders' equity as of December 31, 2004 totaled Baht 115.0 billion, an increase of Baht 12.7 billion, or 12.5 percent, from December 31, 2003, partly due to the profit of Baht 17.6 billion for the year 2004, and partly due to a decline in net unrealized gain on investments.

As of December 31, 2004, the Bank had total capital funds of Baht 125.9 billion and Tier 1 capital funds of Bank 95.1 billion while the capital adequacy ratio and Tier 1 capital ratio using the Bank of Thailand's definition were approximately 13.4 percent and 10.1 percent, respectively. With the inclusion of the net profits for the second half of 2004 the Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 14.5 percent and 11.2 percent, respectively.

Significant items in the statement of income for the year 2004

In 2004, the Bank earned a net profit of Baht 17.6 billion, an increase of Baht 6.3 billion, or 55.2 percent, from that in 2003. Significant items were as follows:

Net interest and dividend income for the year was equal to Baht 32.7 billion, an increase of Baht 8.2 billion, or 33.2 percent, from that in 2003, primarily due to a decrease in interest expenses.

The Bank's interest and dividend income increased by Baht 173 million or 0.4 percent to Baht 48.2 billion.

Interest expenses totaled Baht 15.5 billion, a decrease of Baht 8.0 billion, or 33.9 percent, from that in 2003, partly due to a change in deposit structure with lower levels of fixed deposits and partly due to the decrease in interest expenses due to the

partial redemption of the Capital Augmented Preferred Securities (CAPS), the adjustment of terms on the remaining CAPS and on the subordinated convertible debentures that had matured.

In 2004, the Bank set aside provisions for bad debts and doubtful accounts and for losses on debt restructuring totalling Baht 4.2 billion, a decrease of Baht 562 million from that in 2003.

Non-interest income totaled Baht 17.8 billion, a decrease of Baht 3.0 billion, or 14.3 percent.

Net gain on investments totaled Baht 1.3 billion, a decline of Baht 4.1 billion, or 75.6 percent, from Baht 5.5 billion in 2003, with gain on sale of debt instruments and equity holding declining by Baht 3.2 billion and Baht 377 million respectively, while there was an increase in provisions for impairment of investments of Baht 662 million.

Net fees and service income amounted to Baht 12.2 billion, an increase of Baht 485 million, or 4.1 percent, from that in 2003. The increase was attributable largely to revenues of electronic banking and credit card business.

The Bank's non-interest expenses totaled Baht 28.8 billion, a decrease of Baht 531 million, or 1.8 percent, from that in 2003. The result was due to a decrease of Baht 996 million in provisioning for impairment of foreclosed assets, and an increase of Baht 775 million in the costs for legal proceedings.

Significant items in the statement of income in the fourth quarter of 2004

The Bank' net profits in the fourth quarter of 2004 amounted to Baht 5.4 billion, an increase of Baht 742 million, or 16.0 percent compared with that in the third quarter of 2004. Significant items are as follows:

In the fourth quarter of 2004, the Bank's net interest income and dividend amounted to Baht 9.7 billion, an increase of Baht 1.2 billion or 14.7 percent compared with that in the third quarter of 2004. This is because the increase interest and dividend income was greater than the increase in interest expenses.

In the fourth quarter of 2004, the Bank reported interest and dividend income of Baht 13.3 billion, an increase of Baht 1.4 billion, or 11.7 percent compared with that in the third quarter of 2004, resulting from increases in interest income from both normal and restructured loans.

Interest expenses amounted to Baht 3.7 billion, an increase of Baht 156 million or 4.5 percent from that in the third quarter of 2004, in line with the increase in the deposit base and increased rates in the interbank market and in the money markets.

In the fourth quarter of 2004, the Bank set aside provisions for bad debts and doubtful accounts and losses on debt restructuring in the amount of Baht 939 million, a decrease of Baht 231 million compared with that in the third quarter of 2004.

Non – interest income in the fourth quarter amounted to Baht 5.1 billion, an increase of Baht 975 million or 23.5 percent from the third quarter.

Net profit from investments totaled Baht 1.3 billion, an increase of Baht 1.6 billion compared with a loss of Baht 382 million in the third quarter of 2004, primarily from an increase in profit from sale of equity holdings amounted to Baht 1.0 billion. At the

same time, provisioning for impairment of investment declined by Baht 958 million while profits from sale of debt instrument decreased by Baht 311 million.

Fees and service income amounted to Baht 3.2 billion, an increase of Baht 89 million or 2.9 percent compared to the third quarter of 2004, primarily from the credit card business and investment banking activities.

Net profits from foreign exchange amounted to Baht 640 million, an increase of Baht 9 million or 1.4 percent.

The Bank's non-interest expenses totaled Baht 8.5 billion, an increase of Baht 1.7 billion or 25.2 percent compared with the third quarter of 2004. The increase was attributable mainly to an increase of Baht 374 million in fees for legal proceeding, and an increase of baht 150 million in expenses for early retirement program. In addition, the Bank also set aside additional provisioning for impairment in the value of foreclosed assets of Baht 464 million.

January 20, 2005

Bangkok Bank records a profit increase of 55%

Bangkok Bank's full year net profit rose to Baht 17.6 billion for the year ended December 2004, the highest profit result recorded by the bank since the 1997 financial crisis.

The bank's annual net profit rose by 55 percent, with earnings per share rising from Baht 7.69 in 2003 to Baht 9.23 in 2004.

Net interest income rose by 33 percent for the year to Baht 32.7 billion. This was mainly due to a combination of strong loan growth and reduced interest expenses. Interest expenses declined by 33.9 percent or Baht 8.0 billion mainly due to the partial redemption of Capital Augmented Preferred Securities (CAPS) in April 2004 and lower interest rates.

The President of Bangkok Bank, Mr. Chartsiri Sophonpanich, said that the profit result was encouraging given last year's challenging economic environment including rising oil prices and intense competition in the banking sector.

"Our earnings in 2004 have been boosted by improved interest margins due to the recovering economic environment as well as one-time gains on the sale of investments."

The increased demand for credit was broad based and across all business units - corporate, SME and consumer. Gross loans rose by 9.9 percent for the year, up from Baht 849.0 billion at the end of December 2003 to Baht 932.9 billion at the end of 2004. Non-performing loans fell from Baht 210.9 billion to Baht 158.7 billion and accounted for 16.9 percent of total loans. Bangkok Bank restructured loans worth Baht 90.2 billion during the 12-month period, including Baht 49.9 billion in the fourth quarter.

Deposits continued to increase and rose by 6.4 percent for the year 2004 to Baht 1.2 trillion. The loan-to-deposit ratio increased from 76.1 percent as of December 2003 to 78.7 percent at the end of December 2004. Total assets increased by Baht 41.1 billion to Baht 1,399.9 billion or by 3.0 percent.

Non-interest income fell during 2004 by 14.3 percent to Baht 17.8 billion reflecting a sharp decline in gains on sales of investments, which was partially offset by higher fee income from fee-based products and services.

Shareholders' equity rose by 12.5 percent to Baht 115.0 billion at the end of December 2004.

With the inclusion of the 12-month profit, Bangkok Bank's capital adequacy ratio at the end of December was approximately 14.5 percent and the Tier 1 capital ratio was approximately 11.2 percent.

In the fourth quarter, Bangkok Bank paid an interim dividend of Baht 0.75 per share.